555 Eleventh Street, N.W., Suite 1000 Washington, D.C. 20004-1304 Tel: +1.202.637.2200 Fax: +1.202.637.2201 www.lw.com

FIRM / AFFILIATE OFFICES

July 22, 2024 Via EDGAR Securities and Exchange Commission Division of Corporation Finance Office of Mergers and Acquisition 100 F Street, N.E. Washington, D.C. 20549	Austin Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Milan Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Silicon Valley Singapore Tel Aviv Tokyo Washington, D.C.

Attn:     Shane Callaghan

Christina Chalk

Re:      WNS (Holdings) Limited

Schedule TO-I Filed July 8, 2024

File No. 005-81984

To the addressees set forth above:

On behalf of our client, WNS (Holdings) Limited, a public company incorporated under the laws of Jersey, Channel Islands (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 17, 2024, relating to the Company’s above referenced Tender Offer Statement on Schedule TO filed with the Commission on July 8, 2024 (the “Tender Offer Statement”). This letter is being submitted together with an amendment (“Amendment No. 1”) to the Tender Offer Statement, which has been revised to address the Staff’s comments. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Tender Offer Statement.

July 22, 2024

Schedule TO-I Filed July 8, 2024

General

1.

Refer to Questions 2 and 3 in the Summary of Terms section. We note that you are limiting participation in the Offer to holders of Eligible RSUs. Please provide an analysis in your response letter explaining why the Offer is consistent with Exchange Act Rule 13e-4(f)(8)(i) and (ii). If the Company is making the Offer in reliance on Question 104.01 of the Tender Offer Rules and Schedules Compliance and Disclosure Interpretations (March 17, 2023) and the Commission’s March 21, 2001 Global Exemptive Order, note that the relief from the all-holders and best price rules provided in the Global Exemptive Order is intended to permit the exclusion of certain securityholders in an exchange offer for employee stock options. Therefore, please include an explanation of how your Offer complies with the conditions outlined in CDI 104.01 and the Global Exemptive Order in your analysis, if applicable.

Response: The Company respectfully acknowledges the Staff’s comment and confirms to the Staff that the Offer is consistent with Exchange Act Rule 13e-4(f)(8)(i) and (ii).

With respect to Exchange Act Rule 13e-4(f)(8)(i), as of the date of the Offer to Purchase, all 610,010 outstanding restricted share units granted pursuant to the Company’s SuperCharge Equity Incentive Program are considered “Eligible RSUs” for purposes of the Offer. The restricted share units granted pursuant to the Company’s SuperCharge Equity Incentive Program are distinguishable from other equity awards issued under the Company’s 2016 Plan in that they were all granted on August 1, 2022 pursuant to an Award Agreement in the form attached as Exhibit A to the Offer to Purchase, which includes, for example, the same market capitalization and net revenue targets required for such restricted share units to vest. As of the date of the Offer to Purchase all 80 holders of the Eligible RSUs are employees of the Company or its subsidiaries and are thus considered “Eligible Holders” who are eligible to participate in the Offer, and there are no other holders of the subject class of securities being sought in the Offer. Under the terms of the Company’s 2016 Plan, any holder of the Eligible RSUs who ceases to be employed by the Company or its subsidiaries will forfeit their Eligible RSUs and no longer hold securities to be tendered. Accordingly, the Offer is and will remain open to all holders of the class of securities subject to the Offer. The Company has revised the cover sheet of the Tender Offer Statement to clarify in Amendment No. 1 that the Offer relates to the restricted share units granted pursuant to the Company’s SuperCharge Equity Incentive Program.

With respect to Rule 13e-4(f)(8)(ii), all holders of the Eligible RSUs will receive the same consideration in the Offer should they choose to participate: $0.01 per tendered Eligible RSU.

Risks of Participating in the Offer, page 6

2.	Refer to the second sentence in the first risk factor listed on page 7 of the Offer to Purchase. There appears to be a grammatical error in this sentence, please revise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 7 of the Offer to Purchase.

Procedures for Tendering Eligible RSUs, page 10

3.

We note the disclosure on page 10 of the Offer to Purchase that “[w]e will determine all questions as to form, validity (including time of receipt), eligibility and acceptance of any tender of Eligible RSUs” and “[o]ur determination of these matters will be final and binding on all parties.” Please revise this and similar statements throughout your offer materials (such as in Sections III.1 and III.5) to remove the implication that holders of Eligible RSUs may not challenge your determinations and interpretations in a court of competent jurisdiction.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 8, 10 and 11 of the Offer to Purchase.

July 22, 2024

Extension of the Offer; Termination; Amendment; Subsequent Offering Period, page 12

4.

We note the disclosure on page 13 of the Offer to Purchase that you “do not currently intend to provide a subsequent offering period for the Offer, although [you] reserve the right to do so.” Exchange Act Rule 13e-4 and other rules applicable to issuer tender offers do not permit the use of a subsequent offering period. Please revise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Offer to Purchase to remove references to a subsequent offering period, including on pages 8, 11, 12 and 13.

Conditions to Completion of the Offer, page 13

5.

Refer to conditions (a) and (b) on pages 13-14 of the Offer to Purchase. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the offeror. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. The disclosure in your conditions includes the term “threatened” in describing an action, proceeding, statute, rule, regulation, judgment, order, or injunction. With a view towards revised disclosure, please advise what is meant by the term “threatened” and how it may be objectively determinable. Refer to Question 101.01 of the Tender Offer Rules and Schedules Compliance and Disclosure Interpretations (March 17, 2023).

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 13 of the Offer to Purchase to delete the term “threatened” in each instance from conditions (a) and (b).

6.

We note the following statement in the last paragraph of this section: “We may waive [the Offer conditions], in whole or in part, at any time and from time to time, before the expiration of the Offer in our discretion, whether or not we waive any other condition to the Offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights.” If an offer condition is “triggered” while an offer is pending, in our view, the offeror must promptly inform securityholders whether it will assert the condition and terminate the offer, or waive it and continue. Reserving the right to waive a condition “at any time and from time to time” may be inconsistent with your obligation in this regard. Please confirm in your response letter that you will promptly notify target securityholders if a condition is triggered while the Offer is pending.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 14 of the Offer to Purchase. The Company confirms that it will promptly notify target securityholders if a condition is triggered while the Offer is pending.

July 22, 2024

Interests of Directors and Officers; Transactions and Arrangements Concerning Eligible RSUs, page 15

7.

We note your disclosure on page 15 of the Offer to Purchase to the effect that you have no disclosure responsive to Item 5 of Schedule TO and Item 1005(e) of Regulation M-A other than “outstanding equity awards granted to [your] directors, executive officers and other employees pursuant to [your] various incentive award plans.” Please clarify whether you are attempting to incorporate by reference the description of such equity awards and incentive award plans from your most recently filed Annual Report and your 2024 annual meeting proxy statement. If so, revise to specifically incorporate the relevant sections of these filings. See generally, Instruction E to Schedule TO.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 15 of the Offer to Purchase to incorporate by reference the relevant disclosure in the section titled “Part I—Item 6—Directors, Senior Management and Employees—B. Compensation—Compensation Discussion and Analysis—Employee Benefit Plans” of its Annual Report on Form 20-F for the fiscal year ended March 31, 2024.

Corporate Plans, Proposals and Negotiations, page 17

8.

The disclosure in this section regarding any plans, proposals, or negotiations of the Company is qualified by any of the Company’s filings with the SEC. Please revise this section to remove this qualifying language and describe (or specifically incorporate by reference) any of the Company’s plans, proposals, or negotiations. See Instruction E to Schedule TO and Item 1006(c) of Regulation M-A. Also, revise similar disclosure on pages 9-10 of the Offer to Purchase.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 9 and 18 of the Offer to Purchase to remove the qualifying language.

Additional Information, page 18

9.

We note the following disclosure on page 18 of the Offer to Purchase: “Any reports filed by us with the SEC after the date of this Offer to Purchase and before the Expiration Time will automatically update and, where applicable, supersede any information contained in this Offer to Purchase or incorporated by reference in this Offer to Purchase.” Schedule TO does not specifically permit “forward incorporation” of documents to be filed in the future. Rather, you must amend your document to specifically list any such filings. Please revise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 18 of the Offer to Purchase to delete references to the forward incorporation of documents to be filed in the future.

* * * *

July 22, 2024

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (202) 637-1019.

Very truly yours,

/s/ Christopher M. Bezeg
Christopher M. Bezeg of LATHAM & WATKINS LLP

cc:      Gopi Krishnan, WNS (Holdings) Limited

Julia A. Thompson, Latham & Watkins LLP